[Duff & Phelps, LLC letterhead]


                            January 10, 2000


CONFIDENTIAL
------------

Board of Directors
Kansas City Southern Industries, Inc.
114 West 11th Street
Kansas City, MO  64105-1804

Dear Board of Directors:

You have retained Duff & Phelps, LLC as independent financial and investment analysts to provide an opinion as to the solvency and capitalization of Kansas City Southern Industries, Inc. ("KCSI" or the "Company") following the spin-off of Stilwell Financial, Inc. ("the Spin-off").

Certain terms used herein are defined in Appendix A to this letter and, for the purposes of this letter, shall only have the meanings set forth in Appendix A.

The Company has requested us to determine whether, as of and after the Spin-off and assuming the successful completion of the Refinancing (described below):

     1) The fair salable value of the Company's assets exceeds the stated value of the Company's liabilities, including all contingent liabilities identified to us by the Company;

     2) The Company will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged;

     3) The Company will be able to pay its stated liabilities, including identified contingent liabilities, as they mature; and

     4) The fair salable value of the Company's assets exceeds the stated value of the Company's liabilities, including all contingent liabilities identified to us by the Company, by an amount greater than the sum of the aggregate par value of its issued capital stock and all amounts allocated to capital by the Board of Directors.

It is our understanding that, in connection with the Spin-off, the Company is in the process of undergoing a refinancing of its current bank facilities and public debt (the "Refinancing"). In the course of our assignment, we held discussions with the senior management of KCSI and The Kansas City Southern Railway Company at their offices in Kansas City, Missouri and via telephone regarding the history, current operations, and probable future outlook of KCSI after giving effect to the Spin-off and the Refinancing. We toured the Company's rail yard in Shreveport, Louisiana. Our analysis is based on audited consolidated financial information and unaudited segment information on SEC Form 10K for the fiscal years ended December 31, 1995 to 1998; unaudited consolidated and segment financial information on SEC Form 10Q for the periods ended September 30, 1998 and 1999; a pro forma estimated balance sheet prepared by management as of December 31, 1999 giving effect to the Spin-off and the Refinancing; a schedule of identified contingent liabilities giving effect to the Spin-off; and other internal management documents provided to us, including financial projections. We have assumed that there has been no material adverse change in the assets, financial condition, business, or prospects of KCSI (after the Spin-off) since the date of the most recent financial statements made available to us. We also reviewed the terms of the agreements relating to the Spin-off.

Our analysis included a review of the financial projections provided by the Company, supplemented by discussions with management and such other procedures as we deemed appropriate regarding the reasonableness and completeness of the Company's underlying assumptions. In addition, we developed our own financial projections based on the Company's financial projections. Our analysis also included statements by management as to their plans and intentions, our investigation and understanding of the business, and such other information as we deemed appropriate. We compared the Company's post-Spin-off capital structure and cash flow generating ability with those of companies engaged in comparable lines of business.

As part of our analysis, we inquired of senior management and of the officials of the Company having principal responsibility for financial reporting and accounting matters whether they were aware of any events (including the Spin-off), conditions, or prospects that might cause the Company to: 1) incur additional obligations that would cause the fair salable value of its assets to be less than the stated value of its liabilities, including all identified contingent liabilities; 2) engage in a business for which the Company would have an unreasonably small amount of capital; 3) be unable to pay its stated liabilities, including identified contingent liabilities, as they mature; or 4) incur additional obligations that would cause the fair salable value of its assets to exceed the stated value of its liabilities, including all identified contingent liabilities, by an amount less than the aggregate par value of its issued capital stock.

Industry information and data on comparable companies used as background for our analysis and valuation were obtained from regularly published sources. We did not independently verify the information obtained from Company management including certain assumptions used in developing our financial projections nor that obtained from published sources.

Based on all factors we regard as relevant and assuming the accuracy and completeness of the information provided to us and assuming the substantial continuity of current economic, competitive, and financial conditions, it is our opinion that after giving effect to the consummation of the Spin-off: 1) the fair salable value of the Company's assets exceeds the stated value of the Company's liabilities, including all contingent liabilities identified to us by the Company; 2) the Company will not have an unreasonably small amount of capital for the operation of the business in which it is engaged; 3) the Company will be able to pay its stated liabilities, including identified contingent liabilities, as they mature; and
4) the fair salable value of the Company's assets exceeds the stated value of the Company's liabilities, including all contingent liabilities identified to us by the Company, by an amount greater than the sum of the aggregate par value of its issued capital stock and all amounts allocated to capital by the Board of Directors.

This letter is confidential and intended to be seen and relied on only by Kansas City Southern Industries, Inc., its stockholders and the financial institutions identified in Appendix B (which comprise the lending syndicate in the Refinancing), except that Duff & Phelps consents to its inclusion in any filing by Kansas City Southern Industries, Inc. and Stilwell Financial, Inc. with the Securities Exchange Commission, the New York Stock Exchange, or any other regulatory agency in connection with the Spin-off.

Respectfully submitted,

/s/ DUFF & PHELPS, LLC

DUFF & PHELPS, LLC



                                 APPENDIX A
                                 ----------

                 DEFINITIONS OF TERMS USED IN THIS LETTER
                 ----------------------------------------

"Fair salable value" of the Company's assets means the aggregate amount (without deduction for costs of sale or taxes, if any) of money that could be expected to be realized, as of the valuation date, from an interested purchaser aware of all relevant information, by a seller, equally informed, who is interested in disposing of the entire operation as a going concern, presuming the business will be continued in its present form and character within an approximate one (1) year time frame. This definition does not contemplate a distress sale.

"Stated value of the Company's liabilities, including all contingent liabilities" means solely the stated amount of liabilities as represented in the Company's post-Spin-off, pro forma estimated balance sheet as of December 31, 1999, and contingent liabilities as identified to us and valued by officers of the Company without any independent verification by us.

"Not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged" and "able to pay its stated liabilities, including identified contingent liabilities, as they mature" mean that the Company will be able to generate enough cash from either operations, asset dispositions, or refinancing to meet its stated obligations and those contingent liabilities identified to us by management.


                                 APPENDIX B
                                 ----------

                      IDENTIFIED FINANCIAL INSTITUTIONS
                      ---------------------------------

This solvency opinion letter is confidential and intended to be seen and relied on only by Kansas City Southern Industries, Inc., its stockholders and the following financial institutions which comprise the lending syndicate in the Refinancing: the Lenders, the Administrative Agent, Collateral Agent, the Issuing Bank and the Swingline Lender, who may, from time to time, be party to the Credit Agreement to be dated as of January 11, 2000 among Kansas City Southern Industries, Inc., the Kansas City Southern Railway Company, the Lenders Party thereto and the Chase Manhattan Bank as Administrative Agent, Collateral Agent, Issuing Bank and Swingline Lender.